

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Shawn Tabak
Chief Financial Officer
Porch Group, Inc.
411 1st Avenue S., Suite 501
Seattle, WA 98104

       Re: Porch Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 16, 2023
           File No. 001-39142

Dear Shawn Tabak:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Michael P. Heinz